UNITED  STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549

                            FORM  10/A

          GENERAL FORM FOR REGISTRATION OF SECURITIES
          Pursuant to Section 12(b) or (g) of The Securities
          Exchange Act of 1934


                       CALDERA CORPORATION
          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       SKY FREIGHT, INC.
                       CALDERA CORPORATION, INC.
                       (Former name of Registrant)


     FLORIDA                              59-3243555
  (State of Incorporation)        (IRS Employer ID Number)


       Post Office Box 1632, Daytona Beach, FL 32115-1632
   444 Seabreeze Avenue, Suite 435, Daytona Beach, Florida  32118
      (Address of principal executive offices and Zip Code)

     Securities to be registered pursuant to 12(b) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered           each class to be registered

   Common Stock, Par Value $0.0025             Not Applicable


     Securities to be registered pursuant to 12(g) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered            each class to be registered

        Not applicable                      Not applicable

Item 1. Business       (#=AMENDED DATA)

General

The Company is inactive until such time as capital is raised for exploration. #

Caldera Corporation, Inc., (Formerly Sky Freight, Inc.), the "Registrant" or the "Company", is a Florida corporation which became public when its Offering Statement under Regulation A filed with the Securities and Exchange Commission became effective on September 26, 1981 and closed on December 26, 1981 (as Sky Freight, Inc ). On May 3, 1994, Sky Freight, Inc. changed its name to Caldera Corporation, Inc.. Sky Freight, Inc., amended its Certificate of Incorporation to effect said change of name to Caldera Corporation, Inc. on the same date.

The Company

Prior to the First day of February, 1986, the Company was engaged in the business of operating a cargo airline based in Miami, Florida. There was a total of 49,280,000 shares issued bearing the Sky Freight, Inc. name.

Due to illness of the Chief Executive Officer of the Company, Mr Eugene G Harris of Miami, Florida the Company ceased doing business on or about February 1, 1986. At that time it liquidated its assets and paid all of its liabilities. The Company, then having no assets, no liabilities, and no business, became dormant.

On May 3, 1994 the Company reverse split its common stock (five shares of the old stock became one share of the new common stock, par value of $0.0025). The Company then was recapitalized so that the number of authorized common shares was increased to Two Hundred Million (200,000,000) shares having a par value of $0.0025 each. The name of the Company was changed to Caldera Corporation, Inc.

On August 19, 1994 the Company acquired options on certain gold mining claims, described in Item 3 "Property" hereinafter, for a total price of $2,750,000 payable in shares of the common stock of Caldera Corporation, Inc., par value $0.0025, at the arbitrarily assumed price of $1.00 per share, upon exercising the option. The Company's stock has no market value.# The Company has issued the stock and paid certain rental fees in the amount of $41,560 required to exercise the options but the closing have been postponed by mutual agreement of the parties until April of 1996. This property will be explored to determine if, and where, minerals mining may be proven to be warranted on the property.

The Company's executive offices are located at 444 Seabreeze
Boulevard, Suite 435, Daytona Beach, Florida 32118. The telephone number is (904) 254-2920, and the fax number is (904) 254-3104.

The Company is inactive until such time as capital is raised for exploration. #
The mailing address is P.O. Box 1632, Daytona Beach, Florida
32115-1632.

General information about industry segments

The Company operated from 1980 to 1986 under the name of Sky
Freight, Inc., as an air freight carrier. At this time the Company will operate as a precious metals exploration Company.

The principal metal the Company will be seeking is gold. Gold is generally mined in two ways and thus the exploration for each type of deposit is different:

     a. Placer mining, in which gold is generally found in river beds in which it has been washed down from gold ore deposits in the form of nuggets and/or gold dust. The exploration for placer deposits includes the search for microfine gold. This exploration generally relies on some drilling but more on bulk sampling by moving large amounts of head material through a concentration process. It should be noted that it is not possible to estimate accurately the amount of gold in any placer deposit.

     b. The mining of gold from veins which are usually found in
mountainous areas.   Gold veins are explored almost exclusively
by drilling. The contents of this type mine can be fairly accurately determined.

     At this time the Company has not carried out enough exploration to determine the potential gold content of either of the properties upon which the Company has an option.

Narrative description of the business

The Company is currently in the exploration stage, and, even though its properties in Alaska and Chile indicate mineralization of gold and other minerals, there is no assurance that a commercially viable mineralized deposit exists on either of the properties until further geologic work and economic feasibility studies based upon such work can be completed.

The registrant has no patents, trademarks, licenses, franchises or concessions other than the aforementioned option mining leases.

The location of the Alaskan and Chilean mining claims of the Company will make it necessary to conduct most of the exploration activities from early spring through late fall of each year.

Presently the Corporate Secretary, Mr Donald S Thayer, the Corporate Counsel, Mr Richard R Cook, the Treasurer, Mr James A Thumser and the Corporate President, Buster LaMoure are staffing the office and performing management functions without compensation. Until such time as the Company raises sufficient
operating capital this arrangement will continue.   None of the
Company's Officers or Directors have received any payment from the Company for their services to the Company through the effective date of this document. The number of persons to be employed in the future depends upon whether the Company is able to fund its exploration plans. Secretarial and other support services to the Company have been provided on a subcontract basis.

The Company is inactive until such time as capital is raised for exploration. Because of the lack of capital there is no plan for exploration in the coming year. #

Legal proceedings #

The Company is currently involved in litigation concerning a significant number of its claims. An unfavorable outcome could result in the loss of these claims. Please see Item 8 Legal
Proceedings for complete details.

ITEM 2:  FINANCIAL INFORMATION

Selected Financial Data            1993       1994       1995

Revenue                             0          0           0

Expenses                            0       (67,589)    (25,988)

Income (loss) before provision for  0       (67,589)    (25,988)
 (benefit from) income taxes and
 extraordinary item

Provision for (benefit from income  0          0            0
 taxes)

Income (loss) before extraordinary  0       (67,589)    (25,988)
 item)

Extraordinary item - tax benefit    0          0            0
 resulting from utilization of net
 operating loss carry forwards

Net income (loss)                   0       (67,589)    (25,988)

Weighted average number of     9,856,000  12,983,500  16,368,000
common shares outstanding#

Earnings per share                  0        (.00)        (.00)

Income (loss) before extraordinary item

Net Income (loss)                   0        (67,589)    (25,988)

Total assets                        0         10,792      51,225

Net working capital (deficiency)    0        (57,385)   (118,217)

Long term obligations               0          0            0

Shareholders' equity             (24,640)    (46,914)    (57,652)

As noted above the Company is currently inactive and has had no significant exploration work since 1990, therefore any management functions are minimal and not properly considered as expenses. Management functions are not now considered to be material in properly reflecting the costs of operations. #

Management's Discussion and Analysis of Financial Conditions and
Results of Operations

The Company was dormant from February 1986 until February 1994. On February 7, 1994 Eugene G Harris agreed to transfer control of the Company to an investor group. The new controlling stockholders took control on May 3, 1994 and provided the capital to initiate a reorganization program. During 1994 the primary activities of the Company involved obtaining office space and equipment, acquiring options for several mining leases, selling stock to officers, directors and private individuals to finance these activities and preparing legal and financial documents required by the reorganization and these operations.

Management believes the cost of exploration in Alaska and Chile will be approximately $600,000.00. This money, if raised, will be used to explore the Alaska claims by drilling core samples and running a test leach facility. The period of testing in Alaska will cover two years. Management believes this level of testing will provide enough information to determine the probable amounts of minerals and their location. This exploration activity in Alaska will require about $400,000.00. If probale amounts of minerals are found further intensive sampling will be required to determine provable reserves. The claims in Chile will be sampled with backhoe and front end loader. Management believes this leve of testing will determine if probable amounts of minerals exist. If probable amounts of minerals are found a small placer operation would be commenced. These activities will require about $200,000.00.#

The Company is inactive until such time as capital is raised for exploration. Because of the lack of capital there is no plan for exploration in the coming year.

As noted above the Company is currently inactive and has had no significant exploration work since 1990, therefore any management functions are minimal and not properly considered as expenses. Management functions are not now considered to be material in properly reflecting the costs of operations. #

LIQUIDITY AND CAPITAL RESOURCES FOR THE PERIOD ENDED SEPTEMBER
30, 1995.

All cash requirements to date have been meet by the capital and loans provided by the new controlling stockholders and sale of stock to a few individuals. The funds received from stock sales shows as cash from financing not as income.#

Other than sales to officers, directors or their spouses the Company made no public solicitation for sales. Only eight persons were contacted to purchase stock all were friends of officers or directors. Virtually all of these contacts were made at the dinner or breakfast tables. Only one person solicited for purchase of stock did not purchase. These sales are exempt from registration as Section 4 (2) of the Securities Act of 1933 exempts transactions not involving a public offering.#

In May 1994 and March 1995, the Company sold 4,000,000 shares of authorized but unissued common stock for $10,050.00 to certain officers and directors of the Company.

In October 1994, the Company sold 3,000 shares of authorized but unissued common stock for $3,000 to private individuals.

In November 1994, the Company sold 2,000 shares of authorized but unissued common stock for $2,000 to private individuals.

In January 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to a private individual.

In February 1995, the Company sold 10,000 shares of authorized but unissued common stock for $10,000 to private individuals.

In April 1995, the Company sold 2,000 shares of authorized but unissued common stock for $ 2,000 to Darold and Sheila
Schonsheck. Mr. Schonsheck is an officer and director of the Company.

In May 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to a private company.#

The Company intends to finance its exploration activities, if and when conducted, through loans from the management.# The source of the funds for the loans will be from the sale of Company stock by Cypress Bend (Cypress Bend) Trading Company, Inc. Cypress Bend is owned and controlled by Company
Management. Cypress Bend owns shares of the company received from Eugene G Harris at the time the current investor group took control of the Company. #

The Company also intends to try to attract joint venture partners for the purpose of infusing cash and expertise into the exploration effort in Alaska. Management believes it will be difficult to attract such joint venturers until more preliminary work has been done on the Alaskan property.

Seasonality and Inflation

Exploration in Alaska takes place from early spring until December of each year. The Chile location is not quite as seasonal but exploration is not expected to take place in winter.

Inflation will affect the cost of exploration adversely.

ITEM 3.  PROPERTY

None of the Company's properties contain any proven reserves.#

The Company has acquired from AU International, Inc. leases on 7,320 acres of mining claims along the Lewis River near Mount Susitna in the Matanuska-Susitna Borough across the Cook Inlet, approximately thirty two miles westnorthwest of the western city limits of Anchorage, Alaska. There are three aircraft landing strips within six miles to the north and south of the claims, and the immediate area is served by several gravel roads that have been constructed by oil companies who hold the petroleum rights beneath the mineral rights held by the Company. These claims are leased from the claim holder, Kin-Alaska Partnership. Kin-Alaska is not affiliated in any way with AU International or the company. There are forty-five more years left on these leases. Natural gas and electricity are available on the property as well as abundant sources of water. The leases also give the lessee the right to alienate the claims by paying the claim holder 12% of the net sale proceeds. It should be noted, that in addition to this Twelve (12%) percent that the Company is obligated to pay, an additional Four (4%) percent of the net sale proceeds of any mining is payable to AU International, Inc., from whom the Company acquired the leases.#

It should also be noted that Mr Richard R Cook, Dr Edwin T Presley, Mr Darold Schonsheck, Mr Jack Spencer and Mr Donald S Thayer, directors of the Company, are also directors of AU International, Inc., from whom the leases were obtained.
Although they do not have voting control of AU based upon the number of shares owned, they do constitute a majority of AU's Board of Directors. # Please see the AU ownership table at page 32.# The leases were purchased for 2,500,000 shares of common stock of Caldera Corporation, Inc. The Company placed a Value of $1.00 per share on this stock (for discussion purposes only.)
The cost of these leases is carried on the books of the company at the stock's par value. # This purchase price was arrived at by bargaining between the parties. The expertise of the Company's President, Mr. LaMoure, and the history and testing results as set out herein were the dominant factors inarriving at a price.#

                             ALASKA

       HISTORY OF EXPLORATION AND DEVELOPMENT OF THE AREA

An Alaska heritage resource study has identified numerous historic, prehistoric, or archaeological sites located in or near Caldera's leasehold area. These sites are primarily of caches, houses, or hidden depressions from historical Eskimo and Indian settlements or are related to early Russian exploration and settlements in the region.

The native residents of Tyonek village are descendants of the Tanaina Indians. The Tanaina Indians are thought to have migrated into the upper Cook Inlet area during the mid-17th century to the late 18th century. Although it is believed that the Alaska natives did not attempt to recover gold for ornamental or monetary purposes, the Tanaina Indians traded goods and food stuffs for native copper with the Copper River Indians (Federova, 1973). This early trading provided native copper nuggets and primitive copper tools for the local Indians.

                        SEE MAP OF ALASKA
                         AND CLAIM AREA



























Russian Exploration

The extent of Russian exploration of the area is not well documented in English literature, however, it is known that the native Indians of the area possessed iron knives and other implements not part of their culture at the time the first European explorers entered the region in 1778. This implies that Russian traders frequented the area prior to that time. Spurr
(1898) indicated that the Russian Malakoff explored the region in 1834. Maps from that era were found to be inaccurate, suggesting that Malakoff may have actually explored other parts of southern Alaska.

Spurr also indicated that early American prospectors reported signs of pits, trenches, and tree carvings that were possibly attributed to Russian prospectors active in the area in the 1860s. During recent visits to Anchorage by representatives of the Russian mining industry, it is said that Russian archives describe small scale mining activities in the area during the 1850s and 1860s (R. Flounders, personal comment).

Early American Exploration

The United States purchased Alaska from Russia in 1867. A fur trading Company was established near the village of Old Tyonek in 1875 and a trading post was established by C.C. Ladd near the mouth of the Chulitna River in the early 1890s. Various gold rushes between 1895 and 1905 brought many miners and prospectors through the region. Tyonek was an important layover for thousands of miners headed for the interior of Alaska during that time. Coal was mined in the region to fuel steamboats travelling in and out of Cook Inlet.

The first U.S. Geological Survey crew to work in the Cook Inlet area was headed by Spurr. The crew went to Tyonek in 1898 to map the vicinity near Tyonek and to explore the route into the Skwentna River region (Spurr, 1898). Spurr mentions prior activity in the region by prospectors named P.G. Shell and J.M. Johnson who explored the region in 1887 and 1894, respectively, both of whom reported having found gold in many places to the north of the subject area. Other prospectors are reported to have worked in the Beluga River area in 1896 where fine gold was reported from bars and streams in the area.

Early Prospecting

Brooks (1917) states that an attempt to mine gold from the sediments of Beluga River by hydraulic methods occurred in 1902. Some drilling for dredging ground was also carried out in the same area in 1909, but a dredge was apparently not installed and the results of the drilling are not known.

According to Brooks, mining activity employing about 30 men, occurred at several places in the Lewis River drainage area in 1916. In the lower portion of the Lewis River canyon on the Daisy and Bessie claims, a hydraulic plant was reportedly installed. Gold mined at that location is said to have been coarse and rough, with one $3 nugget (about 0.2 ounce) having been found during that season. Bedrock in the immediate area was reported to be Tertiary conglomerate. In that same year, on the Granite claim, an open cut was put down by hand digging to a depth of 18 feet, but bedrock was not reached. Good prospects were said to have been found. The gold was reported to be fine but angular with quartz attached to the larger pieces. Bedrock in the immediate area of this activity was reported to be granite. Placer gold was apparently found all the way up the Lewis River canyon to the valley between Mount Susitna and Little Mount Susitna. In total, more than $2,000 worth of gold (about 125 ounces) was recovered from the area in 1916.

Placer drilling was reported to have been conducted near the mouth of Lewis River canyon in 1916. A total of 36 holes were said to have been drilled there and an undisclosed bedrock was reportedly encountered between 12 and 22 feet deep. The results of the drilling were not known. No other reports of mining or prospecting are known to exist in the USGS literature subsequent to the activity reported by Brooks in 1916.

It is noteworthy that no placer drilling has occurred on the subject claims or on adjacent claims since the work reported in 1916.

Recent Exploration

There is little recorded information pertaining to minerals exploration activities in the study area between the period following the drilling activities described above and the time of staking the claims of the Company. Research into the historical federal claim activity may disclose that portions of the Lewis and Theodore Rivers were staked by persons unknown during the 1930s and 1940s. Aerial and ground reconnaissance of the area has disclosed evidence of ditches and water diversions in the upper Lewis River drainage. Furthermore, there are reports of dragline mining activities in upper Lewis River (B. Bolstridge, personal comment), but the dates and locations of these activities are not known.

Basil Bolstridge of Soldotna, Alaska recognized the gold mineral potential of the area in the late 1970s. He began claim staking over a limited area in the Lewis and Theodore Rivers during 1978-
79. Further work by parties associated with Mr. Bolstridge disclosed a widespread potential for placer gold in the area. A larger group of state mining claims was staked in the area during the period 1980-82. The number of claims staked by Mr. Bolstridge and his partners totalled approximately 1100 by the end of 1982. These claims now comprise the holdings of Kin Alaska Partnership # (which has no present relationship with Caldera Corporation, Inc) and constitute the Mount Susitna area of interest. They are now under lease by AU International, Inc. and Caldera Corporation, Inc.

Exploration of the subject claim group includes several events between 1980 and 1991. Rodney Blakestad, then residing in Fairbanks, Alaska, first examined the claim area in September 1980. He conducted additional limited exploration in the area in 1981-1982, 1985-86, and 1988. Cameron McKay, of Reno, Nevada and the Wrather Corporation, of Beverly Hills, California, conducted joint exploration of the claim area in 1981-82. Basil Bolstridge, in conjunction with the Kin Alaska Partnership, conducted evaluations and development work on the claims throughout the period 1980-87. Robert A. Flounders, of Orlando, Florida, worked on the claims in 1988-89. Gerald Clay, Bill Attwood, and others of Anchorage, Alaska conducted sampling on the property in 1989. Jim Halloran, of Anchorage, Alaska, conducted sampling on the property in 1990. Blakestad conducted sampling on the property in 1992. See subsequent data for results of this sampling program. To the extent possible, reports concerning the results of these individual exploration, development, and evaluation efforts have been accumulated by the Company. These reports indicate that a total of $1,226,188 was reported to the State of Alaska as having been spent between 1988 and 1994 exploring the claims of AU International, Inc..

     RESULTS OF PREVIOUS EXPLORATION AND MINERAL EVALUATIONS

Refraction Seismic Survey

A refraction seismic survey was conducted for Wrather Corporation by Paterson, Grant and Watson, of Ontario, Canada, in 1981 to determine the depth to bedrock in a portion of the Susitna Lowlands. The survey consisted of two parallel lines, one, 6.2 miles long and the second, 1.5 miles long. The longer, northern line is about 1/2 mile south and parallel to the Castle Mountain fault. The results of the survey suggest that there is a seismic reflector (Kenai Formation?) beneath the glacial over-burden at depths that vary between 10 and 150 feet from the surface.

The interpretations of the survey results are difficult because there is little or no velocity contrast between the glacial overburden and Tertiary bedrock. However, the two profiles suggest three depressions in the bedrock that range from 75 to greater than 150 feet in depth. These depressions are possibly subsurface canyons eroded into the underlying Tertiary sediments by glacio-fluvial processes.

Placer Sampling Work By Rodney Blakestad

Blakestad (1985) reports gold values for eight pan-concentrate samples using amalgamation recovery techniques. He describes the gold as fine grained, visible gold associated with fine grained, heavy, black sands. The average of these eight pan samples was $5.09 per in-place cubic yard, using a gold value of $400.00 per Troy ounce and an 850 fineness factor (i.e. 85% pure).

Additional samples were collected and analyzed from gravels over widely spaced locations along the Lewis, Theodore, and Beluga Rivers. The results of fire assay and atomic absorption analyses for 45 samples are shown in Table 1. Field notes indicate that all the samples were taken from less than five feet below ground surface. The average of the 45 samples is $4.73 per cubic yard (/CY) of the material sampled, after conversion back to in-place values and using $400.00 per Troy ounce as the price of gold.
The wide variation in values from non-detectible to $99.00/CY is a reflection of Blakestad's admittedly inconsistent sampling techniques and expected variations between sample horizons.

Table 1: Pan sample results from the Mount Susitna claim area, after Blakestad (1985).

Theodore River Pan Sample Results:

Sample               Ounces        Conversion           $/CY
Number              Per  Ton         To CY             @ $400

10/01/10c           <0.003             NA                NA
10/01/10d           <0.003             NA                NA
10/01/11d           <0.003             NA                NA
10/01/12            <0.003             NA                NA
10/02/1*             1.65             0.1              99.00
10/02/2*             0.016            0.5               4.80
10/02/3*             0.004            0.1               0.24
10/02/4*             0.045            0.1               2.70
10/02/5*             0.003            0.3               0.54
10/02/6*             0.004            0.5               1.20
10/02/10c           <0.003             NA                NA
10/02/10d           <0.003             NA                NA
10/02/12c           <0.003             NA                NA

Theodore River Average:     $8.34

Lewis River Pan Sample Results:

Sample               Ounces         Conversion          $/CY
Number              Per  Ton          To CY            @ $400

 9/29/1p             0.087            0.02             $1.04

 9/29/2p             0.111            0.02              1.33
 9/29/3d             0.066            0.40             15.84
 9/29/4d             0.05             0.13              3.90
 9/30/B72           <0.003             NA                NA
 9/30/1p             0.015            0.02              0.18
 9/30/4p             0.575            0.02              6.90
 9/30/7c            <0.003             NA                NA
 9/30/7d            <0.003             NA                NA
 9/30/7p             0.435            0.02              5.22
10/01/1d             0.003            0.96              1.73
10/01/3d            <0.003             NA                NA
10/01/4p             0.654            0.02              7.85
10/01/5c             0.003            0.14              0.25
10/01/5d            <0.003             NA                NA
10/01/5c             0.172            0.03              3.10
10/01/6d             0.004            0.23              0.55
10/01/7p             0.292            0.02              3.50
10/01/8d             0.024            0.22              3.17
10/01/9p             0.117            0.02              1.40
10/02/12d           <0.003             NA                NA
10/02/13*            0.056            0.1               3.36
10/02/13d            0.057            0.51             17.44
10/03/1c            <0.003             NA                NA
10/03/1d            <0.003             NA                NA
10/03/2c             0.006            0.08              0.29
10/03/2d            <0.003             NA                NA

Lewis River Average:          $2.85

Beluga River Pan Sample Results:

Sample               Ounces        Conversion          $/CY
Number              Per  Ton         To  CY           @ $400

10/02/7*             0.06             0.07             25.20
10/02/8             <0.003             NA                NA
10/02/9*             0.004            0.1               0.24
10/02/11c           <0.003             NA                NA
10/02/11d            0.005            0.66              1.98

Beluga River Average:         $5.48

The average of all Mount Susitna area samples: $7.89

An * indicates that samples were evaluated by Fire Assay; All other samples were evaluated by atomic absorption. Additional test results are not as encouraging as the earlier tests.

Blakestad's sampling results for his 1985 report also included six cyanide bottle-roll tests for minus 1/4-inch screened gravel from the Lewis and Theodore Rivers. The results of those cyanide tests returned in-place values of approximately $28.83/CY or
0.072 ounces per cubic yard of in-place gravel.

The gold reported in Blakestad's 1985 amalgamation samples reflects conventional placer gold of a size range that can be readily seen with the unaided eye. The free gold was recovered from black sand concentrate obtained by field panning the native gravels of the Mount Susitna area. Gold reporting out in the fire assay and AA sample results include both black sand pan concentrates and various screen fractions between -16 mesh and -80 mesh. Generally, the finer screen fraction had higher gold values. The bottle-roll cyanide results were dramatically higher than the other two sample sets. A tentative conclusion is that the finer grained fraction of Mount Susitna sediments had relatively higher gold values. The cyanide tests suggests relatively high grade gold in a size fraction that was amenable to cyanide extraction. Blakestad suggests that ultra-fine grained gold (micron-sized) may constitute a substantial proportion of the gold budget in the Mount Susitna sediments.
The ultra-fine grained gold concept was further investigated by Blakestad in 1988. Twenty-five additional bottle-roll cyanide tests and other laboratory analyses were conducted by Bondar-Clegg, Inc. in Denver, Colorado and by Mineral Industry Research Laboratory in Fairbanks, Alaska. The results from the later investigations were less encouraging for ultra-fine grained gold than were the original tests. The -200 mesh fraction of Mount Susitna samples were highly anomalous, with five samples averaging 0.008 ounces gold per ton. This limited work, showed that this size fraction contributed only approximately $0.10 per ton to the in-place gravel value. The analytical techniques were less than optimum, however, and the data were not conclusive.

                    Work By Attwood and Clay

Attwood and Clay (1990), in a report prepared by the Alaska Assay Office of Wasilla, Alaska, give data for 34 testpit samples collected in the Lewis and Theodore River areas. A technique described as "Small Plate Amalgamation" or "SPA" was used to confirm the "rumors of microscopic or 'no-see-um' gold on the Susitna properties". Although the sampling program was set out to analyze the finer grained fraction of gold in the Lewis and Theodore River sediments, the SPA technique is not considered to be a standard analytical technique and thus the results are highly questionable. SPA values of 0.043 ounces per ton in the clay-silt size fraction of 31 samples were reported by Attwood and Clay (1990). Values of 0.029 and 0.0029 ounces per ton were reported for the sand-silt and sand-gravel components of the area sediments, respectively.

Attwood and Clay (1990) also give data for samples collected in the Three Mile Creek area, southwest of Beluga River. The data presented in Table 2 was chosen because the notes accompanying the samples suggest that the samples are representative of gravels in the area. The "small plate amalgamation" assay method was also used by Attwood and Clay in this sampling program. The last column in the Table 2 shows the average of the samples without the two highest assays. The reported assays are very high and need to be confirmed.

Table 2: Small Plate Amalgamation assay results for placer gold samples from the Mount Susitna claim group, after Attwood and Clay (1990).

Sample              Ounces                             $/CY
Number             Per  Ton                          @ $400/oz

12-257               0.341                            204.60
260-1 1e1            0.118                             70.80
260-2 1e2            0.14                              84.00
260-3 1e3            0.028                             16.80
260-4 1e4            0.007                              4.20
260-5 5a             0.027                             16.20
260-6 1a             0.009                              5.40
260-11               0.009                              5.40
260-12               0.126                             75.60
260-19               0.034                             20.40
260-20-5a            0.419                            251.40
260-21 5e            0.10                              60.00
260.24               0.004                              2.40
260.29               0.007                              4.20
260-45               0.131                             78.60
          Averages:  0.100                            $60.00/CY

                        Work By Halloran

Halloran (1990), of Anchorage, Alaska, reported two sets of values for samples taken from the Theodore, Lewis and Beluga Rivers. The data is presented in Table 3. Both sets of sample data are from near-surface gravels. The first set of samples consisted of 11 samples reportedly obtained from Mr. Clay's sampling of the Mount Susitna properties. The results are suspect because the average value of the 11 samples was $1,686/CY using 900 fineness and $400 per ounce gold value. Furthermore, it is characteristic of all gravels in the project area to contain large amounts of heavy mineral concentrates that follow the gold in mechanical concentration.

Table 3:  Kin Alaska Property - Samples reduced by Halloran

Clay's  900 fine  Samples

Sample            Au mg                              $400/oz
Number                                                $/BCY

237-2              211                                660.04
237-2              165.7                              302.82
237.4                2.9                               12.58
237-4              990.7                             1911.11
237-5              166.3                             3849.61
237-5             1517                               5267.46
237-5             2121                               3682.36
237-5               46.7                               54.05
237-5              308.7                              630.53
280-1              650                               2051.8
280-2              140.7                              129.84
    Averages:      571.34                          $1,686

Halloran  Samples  900 fine

Sample                                               $400/oz
Number             Au mg                               $BCY

11-7-1              <1                                  0.48
11-7-2               0.5                                0.24
11-7-3               2.0                                1.65
11-7-4               1.8                                1.04
11-7-5               6.7                                5.17
11-7-6              <1                                  0.5
11-7-7               0.3                                0.24
     Averages:       1.61                              $1.33

Mr. Halloran's second set of samples are dramatically lower in value than the first set of samples, but the lab notes also fail to mention the expected volume of heavy minerals.

Over all Evaluation of Sampling #

Management believes these preliminary results are supportive of further work on the property.

                              CHILE

           QUEBRADA LA HIGUERA DE SAN PEDRO DE QUILES

The option on the property in Chile came from Oro Rio Ltd. and consists of 2,322 acres of claims located on Quebrada La Higuera (Fig Tree Creek) which is located 210 miles north of Santiago and 15 miles on a dirt track to the east of the Pan American Highway and Pacific Ocean. There are three access roads into the property, the 15 mile one being the shortest. (See area map)
The option is to obtain a ninety (90%) percent share in the property in exchange for $250,000.00 US dollars to be paid in common stock of Caldera Corporation, Inc. at the current value of the stock (which, for discussion purposes, is established at $1.00. The value of the option is carried on the books of the Company at the par value of the stock. #) The Company's stock has no market value.# The option was for a period of nine months from the 19th day of August, 1994 and has been extended to April 1996.

To date the Company has issued 250,000 shares of common stock to Oro Rio Ltd. in anticipation of exercising the option. The Company has attributed (for discussion purposes only)# a value of $1.00 per share for this stock in the absence of an established market. # The Company's stock has no market value.# The Company and Oro Rio Ltd. are not affiliated nor does any other business relationship exist between the parties. # This purchase price was arrived at by arms length bargaining.#

The origin of this creek is out of the Cordons Los Justos and De La Piedra Parada Mountains. It flows northerly into a main estuary Estero De Quiles, which ties into a major drainage area flowing into the Pacific. Most of the creek area is open with gentle, sloping, alluvial benches into the hillsides. There are two narrow areas opening into alluvial benches and bars.

Oro Rio, Ltd has filed claims on 2,322 acres under the name Lobo Solitario and Leon on Quebrada La Higuera. The Claims begin at the junction with Estero de Quiles. The lower claims (Lobo 1-2-3-4) contain 1,000 acres. The Leon claims are for 460 acres and the Solitario claims are for 862 acres. Between these two claims is another 1,000 acres of placer property which is under a lode mining claim owned by a nearby copper mine. In Chile, a mining claim covers both hardrock and placer, whereas in the U.S. they can be separate. There is a working agreement with the copper Company to mine placer gold on their property for a small rental fee.

Other than Oro Rio's test work there is no formal written history on placer operations in this area. There are however, a number
of piquenero diggings in the area.   A piquenero is a small
miner-prospector who makes his living much like a "49er". Almost all side canyons into La Higuera show piquenero activity, but are usually not worked until there is rain water for their sluices. The Creek itself always has water.

There is one operating copper mine and a calcium carbonate mine in the area. Some drilling was done in 1990 for gold, but so far, no production. There was an operating placer mine four miles north from the Lobo claims. They finished working out their claims and moved out, but there are piqueneros there gleaning gold that was missed off the bedrock. There was another placer mine 3 miles west from the Solitario claims that was cleaned out about 1989. The locals say both were highly successful even though the method of mining was primitive. Both of these operations were done by Chilean people.

                            SERVICES

The town of Ovalle is 1-1/2 to 2 hours by car north of the property. It has all services. Also one hour from Ovalle are two larger towns, Coquimsbo and La Serena.

                        SEE MAP OF CHILE

                     SEE TOPOGRAPHICAL MAP
                         OF CLAIMS AREA

                   SEE DETAILED MAP OF CLAIMS
                          SAMPLE SITES

                      TEST WORK

Testing by Oro Rio was accomplished using a rubber tired Ford 555 backhoe for trenching test pits. Material was processed with two small test plants, wooden sluices, and a rocker box. Concentrates were hand panned to black sands and amalgamated. Bulk samples were fed into a test plant with the backhoe. Other samples were fed by five gallon buckets to control yardage, and the material was hand-scrubbed. The hand-washed gravels came out much cleaner. With a good wash plant, all material could be cleaned well.

From Line A to Line G on the accompanying map a backhoe was used for digging. (See sample map next page) Below Line G it was too difficult to get the hoe through the narrows. A track machine will have no problem. Line G to Line K was all excavated and washed by hand using a small sluice and rocker box. It should be noted that the backhoe used had a poor digging tooth arrangement and could not remove bedrock satisfactorily for testing causing an error in overall tenor. This factor and fine gold loss in the test equipment lessened the accuracy of the testing.

The test holes indicated an average of .8 grams of gold per cubic yard. Management believes this preliminary result is supportive of further work on the property. #

Costs Associated With Maintaining The Properties

Upon exercising the options, the Company assumes payment of all licenses and existing lease agreements concerning the Alaskan property being leased as well as the remainder of AU International's claims. This includes a current annual rental to the State of Alaska of $41,560.00 and annual assessment work required in the amount of $111,000.00. If the Alaskan property is mined the Company shall pay to AU International, Inc. four (4%) percent of the net smelter return of the mining production on the property. Royalties of 12% to the previous claim owners (Kin Alaska) would also be payable if the claims were mined. The company has paid the $41,560.00 to the State of Alaska for 1994. Due to the current litigation over the Alaska claims no rental payments or assessment work has been done since 1994. Alaska returned the 1994 rental payment to the Company. Counsel has advised the Compand that neither rent nor assessment obligation accrue during the period of litigation. If the Company wins the litgation with the State of Alaska it may have to repay the 1994 rental payment. The Company does not currently have the money with which to pay this rent. Management believes the officers and directors of the Company will loan the Company the money to pay this rent if necessary.#

The Chilean properties will require approximately $12,000.00 in work and fees to keep the claims in good standing.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company of each person who was the beneficial owner of five (5%) percent or more of the outstanding shares of the Company.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS #
_________________________________________________________________

Title of Class     Name and Address    Amount and Nature  Percent
                 of Beneficial Owner  of Beneficial Owner
_________________________________________________________________
Common stock     Cypress Bend Trading #-1   6,279,000       38
                 Company, Inc.
                 2253 River Ridge Road
                 DeLand, Florida 32720

Common stock     Eugene G Harris #-2        1,000,000        6
                 5885 NW 18 Street
                 Miami, Florida  33152

Common stock     Susan Freeman, Trustee     1,000,000        6
                 4250 North Michigan Ave
                 Miami, Florida  33140

Common stock     AU International, Inc #-3  2,500,000       15
                 Post Office Box 1929
                 DeLand, Florida 32721

Common stock     Robert Flounders #-4       2,500,000       15
                 5171 West Winds Drive
                 Orlando,  FL  32819

#-1  Cypress Bend is owned and controlled by Company Management.
Cypress Bend owns shares of the Company received from Eugene G.
Harris at the time the current investor group took control of the Company.

#-2 Eugene G. Harris may be deemed to be "parent" and Promoter" of the Company under rules and regulations of the Securities Act of 1933 by virtue of his ownership of common stock and his efforts in the organization of the Company.

#-3  It should be noted that Richard R. Cook, Edwin T. Presley,
Darold Schonsheck, Jack Spencer and Donald S Thayer, directors of the Company, are also directors of AU International, Inc. from which the Alaska leases were obtained.

#-4  Includes 2,500,000 shares held by AU International,Inc. Mr.
Flounders is a director of AU International, Inc.and has shared power to vote or control the disposition of such shares.

The following table contains information as of the date of this filling as to the beneficial ownership of shares of common stock of the Company, as well as all persons as a group who will then be officers and directors of the Company.

               SECURITY OWNERSHIP OF MANAGEMENT #
_________________________________________________________________

Title of Class   Name and Address     Amount and Nature  Percent
                of Beneficial Owner  of Beneficial Owner
_________________________________________________________________
Common stock      Mr Richard R Cook #-5-6     8,779,000     53
                  Corporate Counsel, Director
                  2253 River Ridge Road
                  DeLand, Florida  32720

Common stock      Mrs Rita R Cook               500,000      3
                  Director
                  2253 River Ridge Road
                  DeLand, Florida 32720

Common stock      Mr Charles A Gaetano #-6    6,779,000     41
                  Director
                  311 Turner Street
                  Utica, New York  13501

Common stock      Mr Buster LaMoure               none       0
                  President
                  1026 Highway 93 North #15
                  Salmon, Idaho 83467

Common stock      Dr Edwin T Presley #-5-6    9,279,000      56
                  Chairman, Board of Directors
                  828 John Anderson Drive
                  Ormond Beach, Florida 32176

Common stock      Mr Darold Schonsheck #-5-6  9,280,000      56
                  Vice President
                  315 Rio Pinar
                  Ormond Beach, Florida 32174

Common stock      Mr Steven D Shoup #-6       6,779,000      41
                  Director
                  424 West 30th Street
                  Marion, Indiana 46953

Common stock      Mr Jack Spencer #-5-6       9,279,000      56
                  Director
                  608 Mallory Court
                  Stone Mountain, Georgia 30087

Common stock      Mr Donald S Thayer #-5-6    9,279,000      56
                  Corporate Secretary, Director
                  6 Fountainebleau Circle
                  Daytona Beach, Florida 32118

Common stock      Mr James A Thumser #-6      6,779,000      41
                  Treasurer, Director
                  3855 South Atlantic Ave, #306
                  Daytona Beach Shores, Fl 32127

Common stock      Officers and Directors     12,780,000     76.9
                  as a group

#-5 Includes 2,500,000 shares held by AU International,Inc. Richard R. Cook, Edwin T. Presley, Darold Schonsheck, Jack Spencer, and Donald S Thayer, directors of the Company, are also directors of AU International, Inc. from which the Alaska leases were obtained and have shared power to vote or control the disposition of such shares.

#-6 Includes 6,279,000 shares held by Cypress Bend Trading Company, Inc. Richard R. Cook, Charles A. Gaetano, Edwin T. Presley, Darold Schonsheck, Steven D. Shoup, Jack Spencer, Donald S Thayer, and James A. Thumser, directors of the Company, are also directors of Cypress Bend Trading Company, Inc. and have shared power to vote or control the disposition of such shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors:


  Name                  Age       Position Held with Company
_______________________________________________________________

Richard R Cook           51             Director
Rita R Cook              48             Director
Charles A Gaetano        72             Director
Buster LaMoure           63             Director
Dr Edwin T Presley       67     Chairman, Board of Directors
Darold Schonsheck        53             Director
Steven D Shoup           35             Director
Jack Spencer             52             Director
Donald S Thayer          67             Director
James A Thumser          65             Director

Identification of Officers:

Name                    Age       Position Held with Company
_______________________________________________________________

Buster LaMoure           63   President
Darold Schonsheck        53   Vice President
Richard R Cook           51   Counsel
Donald S Thayer          67   Secretary
James A Thumser          65   Treasurer

Officers of the Company serve at the will of the Board of Directors. Presently the Company has no employment contracts with any of its officers.

Brief biographies of the officers and directors of the Company are set forth below. Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified. Vacancies in the existing board are filled by a majority of the remaining directors.

Biographies:

BUSTER LaMOURE -- President and Director

On May 3, 1994, Mr LaMoure became the President and a member of the Board of Directors of the Company. His duties are the general administration of the Company, carrying out the policies established by the Board of Directors. From 1990 to date he has worked as a consultant to persons dealing with public land issues. He has a small placer gold mining claim which he has operated himself. These activities do not conflict with his duties to Caldera Corporation, Inc.. Prior to starting his own business, Mr LaMoure served as the Director, Minerals and Geology, for the USDA Forest Service from 1986 to 1990. During this time he was responsible for the management of natural resources on 193 million acres of public land in the United States.

Additionally, Mr LaMoure has extensive geological experience. He served as the first full-time geologist for the Gallatin National Forest from 1972 to 1974. His responsibilities involved the evaluation of mining claims for validity, and determination of the mineral character of all lands involved in land exchanges and withdrawals. He also advised on mineral development for multiple use plans, and evaluated road location and timber sales to achieve geologic stability. From 1971 to 1972 Mr LaMoure served as a geologist with the USDA Forest Service where he participated in the promulgation of the first regulation to effect the 1872 Mining Law on public lands. He also evaluated the slope stability of roads and timber harvest areas, and determined the mineral potential of lands to be exchanged or withdrawn from mineral entry.

He received his BA Degree in Geology from the University of Montana in 1970. In addition, Mr LaMoure has forty hours of graduate study towards his Masters Degree, and has also received his Senior Executive Ranking Certificate from the USDA Executive Training Program.

DAROLD SCHONSHECK -- Vice President and Director

Mr Schonsheck was elected Vice President and Director on May 3, 1994. He assists Mr LaMoure in the administration of the Company. In 1983 Mr Schonsheck formed Daytona Motel Consultants, Inc and has been President and Chief Administrator of that Company since that time. This Company has sixty-five employees and is currently operating five ocean front hotels in Daytona Beach, Florida. He is responsible for all facets of operation and maintenance for this property management Company.

In addition, he is a Director of the Greater Daytona Beach Hotel and Motel Association, a member of the Volusia County Advertising Council, a member of the Ramada Management Association, a staff member of Take Part II, which is a city, county, and private venture to attract a major family entertainment park to Daytona Beach, a Member of the Volusia County Board of Realtors, and a member of the Christ Presbyterian Church.

He received a BS degree from the Eastern Michigan University in 1968, and an MS degree in Geography - Geology in 1970.

DR EDWIN T PRESLEY -- Chairman of the Board of Directors

Dr Presley was elected to the Board of Directors of the Company on May 3, 1994. He was chosen Chairman of the Board of Directors on September 22, 1994. From 1985 to the present Dr Presley has been acting as a veterinarian consultant in Florida, and has taken several nonactive investment positions in various gold mining companies during that period. Between 1955 and 1985 Dr Presley owned and operated two veterinary clinics in New York State.

He received a BS degree in premedicine from Houghton College, and a Doctor of Veterinary Medicine degree from the New York State
Veterinary College at Cornell University in 1955.  He passed the
National Board Exams in Veterinary Medicine in 1985.

DONALD S THAYER -- Corporate Secretary and Director

Mr Thayer was elected to the Board of Directors and as Corporate Secretary of the Company on May 3, 1994. As Corporate Secretary he maintains the books and records of the Company. From 1984 to the present he has been a consultant in Product Assurance. From 1972 to 1983, as a GE employee, he was a consultant to the Naval Air Systems Command and the Naval Material Command in Washington during the design and development phases of several missile, aircraft, helicopter, electronic warfare, and avionics programs. During this period he represented the Joint Cruise Missile Project Office at the McDonnell Douglas Company in St Louis during the design and development testing of the Navy's Tomahawk Cruise Missile. From 1962 to 1972 he was a consultant to the NASA Office of Manned Space Flight's Apollo Program Office in the development of written standards for the control of the reliability of Apollo Moon landing hardware systems and equipment. During this period he represented the NASA Apollo Program Office at the Kennedy Space Center, the Manned Spacecraft Center, and led the audit of the performance of NASA and contractor hardware activities program wide.

From 1952 to 1962 he graduated from General Electric Company's three year Manufacturing Management Program (equivalent to an MS degree in Engineering Management) and had increasingly more responsible assignments in manufacturing and product assurance of diverse GE products.

He is an alumnus of MIT and the University of Vermont where he earned BS degrees in Industrial Engineering in 1950 and Economics in 1951. He has completed over 30 GE (non-credit) courses in finance, engineering, manufacturing processes, etc; and several postgraduate (credit) courses in languages, computer programming and the sciences.

He is presently President and a Director of the Association for Retarded Citizens - Volusia County, President of the Civitan Club of Ormond Beach, Florida, Life Member of the US Navy League, a senior member of the GE Elfun Society, and a Shriner.

JAMES A THUMSER -- Treasurer and Director

Mr James A Thumser was elected Treasurer and a Director of the Company on May 3, 1994. As Treasurer he is in charge of keeping the financial records of the Company and participates in the establishment of financial policies of the Company. From 1987 to the present he has performed various roles as a financial consultant for those seeking financing, and Income Tax assistance. From 1955 to 1987 he was employed by the General Electric Company in increasingly more responsible financial positions. From 1975 to 1978 he was a Manager of Division Auditing and Financial Analysis; from 1978 to 1981 he was a Consultant in Government Contract Practices; from 1981 to 1986 he was a Manager of Contract Practices, and from 1986 to 1987 he was a Specialist in Education and Training in Government Contract Compliance for the GE Aerospace Group.

From 1951 through 1955 Mr Thumser saw active duty with the US Air Force. He graduated from Queens College in New York City in 1951 with a BA degree. He has served as the treasurer and a director of the Wildwood Property Owners Association, a director and auditor for the Seychelles Condominium Management Association, and an officer and a senior member of the GE Elfun Society.

RICHARD R COOK -- Corporate Counsel and Director

Mr Cook was elected as Corporate Counsel on December 1, 1994, and was elected to the Board of Directors on April 22, 1995. From 1988 to the present Mr. Cook has been Counsel and Director for AU International, Inc. He has raised money for AU and devoted a substantial amount of his time to the operation of AU. During this time period he has also been actively involved as a consultant and fund raiser with The Great Alaska-Yukon Mining and Trading Company, Inc., a closely held company attempting to develop an entertainment complex in Orlando, Florida based upon an Alaskan theme.

He is licensed to practice law in Florida, and is engaged in the part-time practice of law. His practice is devoted mainly to wills, trusts and corporations.

He holds A.B. degree in Psychology from Indiana University,
Bloomington, Indiana.  He holds J.D. degree in Law from Indiana
University, Bloomington, Indiana.

RITA ROEPKE COOK -- Director

Rita R Cook became a Director of the Company on May 3, 1994.  Ms
Cook has been in real estate development and investment since
1970.  She has been the corporate Secretary of the Volusia Lake

Realty Corporation for the past fifteen years keeping the books and records of that privately held real estate corporation.

In 1991, Ms Cook acquired her real estate salesperson license from the State of Florida. She is an associate for referrals with the Central Florida Referral Association, a subsidiary of Ideal Real Estate - Coldwell Banker in DeLand, Florida.

CHARLES A GAETANO -- Director

Charles Gaetano became a Director of the Company on May 3, 1994.
Mr Gaetano has been operating and managing the Gaetano
Construction Company in Utica, New York for the past forty-one years. This Company is engaged in the construction of homes, apartment houses, office buildings and warehouses.

STEVEN DANIEL SHOUP -- Director

Steven D Shoup became a Director of the Company on May 3, 1994. He is currently serving as a consultant to Salen Herky Asset Conservation Enterprises, Inc in Indianapolis, and is responsible for real estate analysis and acquisitions. From 1991 to 1992 he had a similar position with John Candlish in Knoxville, TN of the Candlish Group & Waymouth, NV. From November 1990 to 1991 he served with Warren Johnson and Stephen Smith, TGE, Inc. in Carmel Indiana in a similar position. His current business also includes working as the President of the S Group, Inc which is engaged in real estate enterprises and property management in the Marion, Indiana area. He is also President of The Express, Inc. of Upland, IN specializing in convenience store management, new acquisitions and development; and he is President of Self Storage Incorporated of Indianapolis which specializes in management and development of new acquisitions.

In 1984 Mr Shoup graduated from the Indiana Wesleyan University with a BS in Business Management and Computer Information Science. He is a competitive triathlete on the United States Triathlon Series, and a competitive Snowboarder on the SSA series. His hobbies include restoring cars, photography, and computers.

JACK N SPENCER -- Director

Jack Spencer became a Director of the Company on May 3, 1994. He currently serves as the Associate Director for Management and Operations of the Center for Disease Control (CDC) and Prevention in Atlanta, GA. He serves as Deputy Director for CDC's largest Division, and as such is responsible for directing all of the management activities for the division, including an annual budget of over Three Hundred Million Dollars, and a staff of 750 employees. From 1984 to 1988 he served as the Assistant Director for Operations in the CDC Division of Sexually Transmitted Disease (DSTD), and from 1981 to 1984 he served as Supervising Public Health Advisor, DSTD where he was technical consultant to thirteen State Health Departments. From 1976 to 1981 Mr Spencer was Chief, Los Angeles County STD Control Program where he directed a staff of 300 County, State and Federal Employees.

From 1974 to 1976 he was Senior Public Health Advisor in the Minnesota Department of Health, and from 1972 to 1974 he was Assistant State STD Representative with the New Jersey Department of Health. From 1967 to 1970 he was Supervising Public Health Advisor with the Preventive Medicine Unit Number Two of the US Navy in Norfolk, VA, and from 1965 to 1970 he was Program Representative in the Buncombe County Health Department in Asheville, NC.

Mr Spencer graduated from the Maryville College in Tennessee with a BA degree in Sociology. He has published a number of papers on sexually transmitted diseases and has received several public service recognition awards from 1983 through the present. He has been active in youth soccer activities since 1974, is a Director of AU International, Inc. (a Company from which the registrant has obtained some of its option claims (see Item 3)), and Vice President of The IOU Investment Club of Atlanta.

ITEM 6. EXECUTIVE COMPENSATION

None of the officers or directors have received any compensation or remuneration to date from the Company for serving in these positions other than partial reimbursement for out-of-pocket expenses incurred on behalf of the Company during the years ending with the effective date of this document. Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the Company, and may include bonuses, health insurance and other compensation as the Board of Directors may award.

Out-of-pocket expenses are defined as the monies expended on behalf of the Company while engaged in Company business such as travel expenses and items purchased for use by the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into several agreements of which management believes the potential investor should be aware. They are as follow:

Sale of Investment Stock

On May 1, 1994 Eugene G Harris sold 3,200,000 shares of Sky Freight, Inc. to Susan Freeman for $0.0005 per share. On May 3, 1994 Eugene G Harris exchanged 36,400,000 shares of his Sky Freight, Inc. common stock for 7,280,000 shares of the post split Caldera Corporation, Inc. common stock, par value $0.0025. On May 3, 1994 Mr Harris conveyed 6,280,000 shares of common stock to the Cypress Bend Trading Company, Inc. the only consideration being Cypress Bend's promise to try to turn Caldera into a going concern.

In May 1994 and March 1995, the Company sold 4,000,000 shares of authorized but unissued common stock for $ 10,050 to certain officers and directors of the Company as follows:

On or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Rita R Cook for $1300; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Charles A Gaetano for $1250; on or about the 25th Day of

May, 1994 the Company sold 500,000 shares of common stock to Dr Edwin T Presley for $1250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Darold Schonsheck for $1250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Steven D Shoup for $1250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Jack N Spencer for $1250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Donald S Thayer for $1250. In March 1995, the Company sold 500,000 shares of authorized but unissued common stock for $ 1,250 to James A Thumser an officer and director of the Company.

All of the above named persons have signed an "Investment Letter" stating that they have purchased their shares for investment purposes only, and that they will not sell any of their shares for the thirteen months next succeeding the date they purchased same, unless subject to an exemption from registration (other than Rule 144), under the Securities Act of 1933 or unless they duly register said shares in accordance with the provisions of said act.

As of the effective date this document the Company has sold shares of its common stock to 10 individuals at a price of $1.00 per share in lots of 1000 shares. The proceeds of these sales of common stock have been used in the startup operations of the business for such things as office rent, office supplies, and travel expenses; as follows:

In October 1994, the Company sold 3,000 shares of authorized but unissued common stock for $3,000 to private individuals. In November 1994, the Company sold 2,000 shares of authorized but unissued common stock for $2,000 to private individuals. In January 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to private individuals. In February 1995, the Company sold 10,000 shares of authorized but unissued common stock for $10,000 to private individuals. In April 1995, the Company sold 2,000 shares of authorized but unissued common stock for $ 2,000 to Darold and Sheila Schonsheck. Mr. Schonsheck is an officer and director of the Company. In May 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to a private company.#

Other than sales to officers, directors or their spouses the Company made no public solicitation for sales. Only eight persons were contacted to purchase stock all were friends of officers or directors. Virtually all of these contacts were made at the dinner or breakfast tables. Only one person solicited for purchase of stock did not purchase. These sales are exempt from registration as Section 4 (2) of the Securities Act of 1933 exempts transactions not involving a public offering.#

Management requested that Standard & Poor Corporation issue a
CUSIP number to properly identify the stock certificates of the Company once a market for the Company's stock has been established. S & P assigned "CUSIP 12877P 10 9" as the formal identifying number for the Company's stock certificates.

The officers and directors of the Company maintain a close relationship with AU International, Inc., a chapter S corporation organized in 1990. AU International, Inc. is currently the owner of mining claims on approximately 43,000 acres of land in the State of Alaska, of which approximately 7,320 acres have been optioned to the Company. Interest and familiarity in these Alaskan lands on the part of some of the Company's officers extends back to 1985. The officers, directors and significant shareholders of AU International, Inc. who are officers and/or directors of the Company (with the exception of Mr Flounders who is not an officer or director of the Company) are as shown in the table below.
_________________________________________________________________

Office Held in AU      Name and Address of AU    Percentage of AU
  International            Office  Holder          Stock  Owned
_________________________________________________________________
Chairman, Board of       Mr Robert A Flounders         28.0
    Directors            5171 West Winds Drive
                         Orlando, FL  32819

President  and           Mr Donald S Thayer             9.5
   Director              6 Fountainebleau Circle
                         Daytona Beach, FL  32118

Corporate Counsel        Mr Richard R Cook              5.5
                         2253 River Ridge Road
                         DeLand, FL  32720

Secretary, Treasurer     Mr Darold Schonsheck           4.5
    and Director         315 Rio Pinar
                         Ormond Beach, FL  32174

Director                 Dr Edwin T Presley            11.5
                         828 John Anderson Drive
                         Ormond Beach, FL  32176

Director                 Mr Jack N Spencer              6.0
                         608 Mallory Court
                         Stone Mountain, GA  30087

The following officers of the Company do not hold offices in AU, but are significant share owners of AU International, Inc.:


                         Mrs Rita R Cook                2.5
                         2253 River Ridge Road
                         DeLand, FL  32720

                         Mr Charles A Gaetano           7.5
                         311 Turner Street
                         Utica, NY  13501

                         Mr James A Thumser             1.0
                         3855 South Atlantic Ave., #306
                         Daytona Beach Shores, FL  32127


ITEM 8.  LEGAL PROCEEDINGS

The Company is currently Appealing, to the Superior Court in Anchorage, a decision of the Commissioner of the Department of Natural Resources of the State of Alaska that an affidavit of annual labor was not timely filed on the Alaskan properties. The Company did file an affidavit of assessment but it did not name all of the claims. Statues give two years to amend the affidavit. Management believes the Commissioner did not adhere to the statute.# Management believes the appeal will be successful. If the appeal is not successful the properties will be lost. The properties would then have to be restaked or abandoned.
Restaking would involve about ninety days work and could cost as much as $500,000.00. Currently there is no legal impediment to restaking the property at the conclusion of the litigation. If the Company loses the litigation it would have no priority over the general public in regard to restaking the property.# The Appeal is now in the briefing stage. The Company has filed its brief and reply brief. The State has filed its brief and the parties are awaiting oral argument or a decision. #

Although not currently in litigation, management believes that the current owners of the Beluga Mining Company feel that Caldera has defaulted on the provisions of an option agreement between the two companies by the failure to pay the rental fees of Seventy Thousand ($70,000) to the State of Alaska for certain mining claims held by Beluga. The company had an option contract with Beluga similar to the one with AU. The Company did not exercise the Option.# Management does not believe the company has any obligation to pay this debt.

Management does not know of any other potential litigation involving the Company which may be filed in the future.

ITEM 9.  MARKET PRICE OF, AND DIVIDENDS OF, THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The common stock has not traded on any market for more than five years, and has no market value,# but management believes the Company's shares will begin to do so after this SEC Form 10 is filed, and a market maker is selected. Management believes that there will be a market for the common stock of the Company on the over-the-counter market; however, no independent market maker or transfer agent has been selected or engaged at the time of filing of this SEC Form 10.

This market for the Company's common stock will depend upon the ultimate value of the mining claims the Company has leased or acquired. There is currently no market for the stock.# (See
Item 1.) Should these claims become profitably productive, management believes that a fair market price for the stock will develop. In the event the Company's operations show a net profit it is the intention of management to declare quarterly cash dividends.

It should be noted that, since the Company has not as yet started its exploration operations that, the above is speculation on the part of management based upon management's estimate of the value of its mining claims.

ITEM 10.  RECENT SALES OF UNREGISTERED STOCK

In May 1994 and March 1995, the Company sold 4,000,000 shares of authorized but unissued common stock for $10,050 to certain officers and directors of the Company as follows:

On or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Rita R Cook for $1300; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Charles A Gaetano for $1,250; on or about the 25th Day of May, 1994 the Company sold 500,000 shares of common stock to Dr Edwin T Presley for $1,250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Darold Schonsheck for $1,250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Steven D Shoup for $1,250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Jack N Spencer for $1,250; on or about the 25th day of May, 1994 the Company sold 500,000 shares of common stock to Donald S Thayer for $1,250. In March 1995, the Company sold 500,000 shares of authorized but unissued common stock for $ 1,250 to James A Thumser an officer and director of the Company.

All of the above named persons have signed an "Investment Letter" stating that they have purchased their shares for investment purposes only, and that they will not sell any of their shares for the thirteen months next succeeding the date they purchased same, unless subject to an exemption from registration (other than Rule 144), under the Securities Act of 1933 or unless they duly register said shares in accordance with the provisions of said act.

As of the effective date this document the Company has sold shares of its common stock to 10 individuals at a price of $1.00 per share in lots of 1000 shares. The proceeds of these sales of common stock have been used in the startup operations of the business for such things as office rent, office supplies, and travel expenses; as follows:

In October 1994, the Company sold 3,000 shares of authorized but unissued common stock for $3,000 to private individuals.

In November 1994, the Company sold 2,000 shares of authorized but unissued common stock for $2,000 to private individuals.

In January 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to private individuals.

In February 1995, the Company sold 10,000 shares of authorized but unissued common stock for $10,000 to private individuals.

In April 1995, the Company sold 2,000 shares of authorized but unissued common stock for $ 2,000 to Darold and Sheila
Schonsheck. Mr. Schonsheck is an officer and director of the Company.

In May 1995, the Company sold 1,000 shares of authorized but unissued common stock for $1,000 to a private company.#

Other than sales to officers, directors or their spouses the Company made no public solicitation for sales. Only eight persons were contacted to purchase stock all were friends of officers or directors. Virtually all of these contacts were made at the dinner or breakfast tables. Only one person solicited for purchase of stock did not purchase. These sales are exempt from registration as Section 4 (2) of the Securities Act of 1933 exempts transactions not involving a public offering.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company has one class of stock authorized: i.e. Common stock, with a par value of $0.0025.

Common Stock

Common stock of $0.0025 par value per share is the only authorized class of stock of the Company. The holders of the common stock have no preemptive, conversion, or subscription rights. There are no sinking fund provisions. The shares of common stock are not repurchasable by the Company or redeemable, and are not subject to call. The said holders have equal right of participation in dividends (when, as and if declared by the Board of Directors) and in the event of liquidation, dissolution or winding up of the affairs of the Company, are entitled to receive, according to the number of their respective shares, the assets, and funds of the Company remaining after payment of its indebtedness. The common stock outstanding is validly issued, fully paid and non-assessable and the shares of additional common stock being offered hereby will, upon payment therefor and issuance by the Company, be validly issued, fully paid and nonassessable.

The holders of the common stock of the Company are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors. The voting rights of the common stock of the Company are non-cumulative, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election will not be able to elect any person or persons to the Board of Directors.

Prospective purchasers of the shares being offered hereby should also be aware that the by-laws of the Company provide that the shareholders of the majority of the outstanding shares may take any action required or permitted in the by-laws without prior notice and without a vote providing that they file a written consent setting forth the action so taken and that said majority have signed same.

No personal liability attaches to shareholders by reason of the ownership of such shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, other than:

Article VIII of the Articles of Incorporation, states:

     "The corporation shall indemnify an officer or director or any former officer or director, to the full extent permitted by law."

Florida Statute 607.014 provides that where an officer, director, employee or agent of the corporation is sued by a third party for his actions on behalf of the corporation, the corporation may determine that he is entitled to indemnification by the corporation including expenses and attorney's fees if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful and where he acted in good faith and in the best interests of the corporation. Where the officer, director, employee, or agent is sued or threatened with suit by the corporation, the corporation may indemnify him if he acted in good faith and in a manner he believed to be in the best interest of the corporation, except where he is judged to be liable for negligence or misconduct in the performance of his duty to the corporation and only to the extent that the court shall determine that such person is fairly and reasonably entitled to indemnity. If he successfully defends the above types of action he shall be indemnified against reasonable expenses and attorney's fees. If the court does not determine that he is entitled to attorney's fees and expenses, the board of directors, in a written opinion, may determine that he is entitled to indemnity.

Florida Statute 607.271 provides that where a corporation has been involuntarily dissolved and then reinstated, the power of the corporation to indemnify its directors, officers or agents shall extend to actions taken during the periods of time between dissolution and reinstatement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to indemnify directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submitted to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Financial Statements, Item 15, Page 38. #

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURES

There are none.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Dates of Financial Statements                      Page
December 31, 1995                                   38 #


Number        Exhibits

(1)       Financial Statements
          December 31, 1995 #

(2)       Articles of Incorporation and By-laws

(3)       Material Contracts

          a. Extension and Option Agreement
          with Oro Rio, Ltd.

          b. Extension and Option Agreement
          with AU International, Inc.

(4)       Additional information
          Additional testing results on Susitna claims.
          Test results are from exploration in 1992 by Rodney

          Blakestad. This study was only a partial execution of a

          larger exploration plan abandoned because of bad weather. The results are inconclusive as to the probable presence of minerals in commercially viable

          quantities.

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Caldera Corporation, Inc.



                              By:Buster LaMoure
Date:July 31, 1996            Buster LaMoure, President

                            EXHIBIT 1

                  AUDITED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1995  #

                        CALDERA CORPORATION
                    Formerly, Sky Freight, Inc.
                   (A Development Stage Company)
                       Daytona Beach, Florida


                         December 31, 1995


                       Marvin B. Seidman, CPA
                    Certified Public Accountant
                          Miami, Florida








TABLE OF CONTENTS

                                                           PAGE



Accountant's Independent Auditor's Report                   3

Financial Statements

     Balance Sheet                                          4

     Statement of Income and Accumulated Earnings           5

     Statement of Cash Flows                            6 A & B

     Statement of Stockholders' Equity                      7



Notes to Financial Statements                               8

                      Marvin B. Seidman, CPA

                    CERTIFIED PUBLIC ACCOUNTANT

                       8501 S. W. 29th Street
                        Miami, Florida 33155
                           (305) 448-5286


                    INDEPENDENT AUDITOR'S REPORT

To: The Board of Directors
    Caldera Corporation
    Daytona Beach, Florida

I have audited the accompanying balance sheet of CALDERA CORPORATION ( a development stage Company) as of December 31, 1995, and the related statements of income and accumulated earnings, and cash flows for the two years then ended. These financial statements are the responsibility of the management of Caldera Corporation. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldera Corporation as of December 31, 1995, and the results of its operations and cash flows the two period then ended in conformity with generally accepted accounting principles.



Marvin B. Seidman, CPA

Certified Public Accountant

April 18, 1996

                        CALDERA CORPORATION
                     (a development Company)
                          BALANCE SHEET
                    AS OF DECEMBER 31, 1995

                              ASSETS

  CURRENT ASSETS:
    Cash in bank                                        $ 33,649


  PROPERTY AND EQUIPMENT:
    net of accumulated depreciation of $994
        (note 2)                                           4,051

  OTHER ASSETS:
    Mining Leases (notes 4, 5 and 6)                       6,875
    Security Deposits                                      6,650
                                                       ----------

TOTAL ASSETS                                            $ 51,225
                                                       ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES:
    Accounts and Stockholder Payables                  $    281
    Notes Payable - Stockholders (note 7)                65,821
    Accrued interest on notes                             1,115
                                                        _______
          Total Current Liabilities                      67,217

  OTHER LIABILITIES:
    Mining lease dispute                                 41,560
    Certificate replacement                                 100
                                                        _______
          Total Other Liabilities                        41,660

  STOCKHOLDERS' EQUITY:
    Common stock $.0025 par value
    200,000,000 shares authorized,
    16,625,000 and 16,111,000 shares
    issued and outstanding (notes 3,4,5 and 6)           41,563
    Additional paid in capital                           19,002
    Accumulated deficit                                (118,217)
                                                       _________
          Total Stockholders' Equity                    (57,652)
                                                        ________
  TOTAL LIABILITY AND STOCKHOLDERS EQUITY              $ 51,225
                                                       =========

                      CALDERA CORPORATION
                     (a development Company)

           STATEMENT OF INCOME AND ACCUMULATED DEFICIT

          FOR THE YEARS ENDED DECEMBER 31,1995 AND 1994

                                           1995         1994

  REVENUE:                               $  -0-       $  -0-


  EXPENSES:
    Mining Leases (note 8)                   -         41,560

    Selling, General & Administrative     15,282       14,063

    Legal and accounting (note 9)#         5,150       11,250

    Interest (note 7)                      4,778          500

    Depreciation  (note 2)                   778          216
                                           _____       ______

  NET (LOSS)                            $ (25,988)   $ (67,589)
                                          ========     ========


      (LOSS) per share                     (.0015)      (.0042)
                                            ======      =======

















          The accompanying notes are an integral part of these financial statements

                       CALDERA CORPORATION
                     (a development Company)

                     STATEMENT OF CASH FLOWS
              For the Year Ended December 31, 1994

  CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                        $  (67,589)

  Adjustments to reconcile net income to
   Net cash used by operating activities:

  Stockholder payable increase expended (Note 2 &7)    2,622

  Increase in deposits                                  (728)

  Depreciation                                           216

  Accrued Interest                                       500
                                                    _________
  Net Cash Used by Operating Activities              (64,979)


  CASH FLOWS FROM FINANCING ACTIVITIES:

  Sale of stock to shareholders                        8,763

  Additional paid in capital by shareholders           5,037

  Loans from shareholders                             51,500
                                                   _________
  Net Cash Provided By Financing Activities           65,300

  NET INCREASE IN CASH AND CASH EQUIVALENTS         $    321

  Cash and Cash Equivalents, Beginning of Year           -0-

  Cash and Cash Equivalents, End of Year            $    321
                                                     =========

  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES:
      Mining leases acquired for stock              $  6,875

      Stockholder Payables                          $  5,706
                    (Notes 2,5,6 & 7)


           The accompanying notes are an integral part of these financial statements

                       CALDERA CORPORATION
                     (a development Company)

                     STATEMENT OF CASH FLOWS
              FOR THE YEAR ENDED DECEMBER 31, 1995


CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                     $  (25,988)

Adjustments to reconcile net income to
 Net cash used by operating activities:

Disputed mining lease payment (note 8)           41,560

Depreciation                                        778

Accrued Interest                                  1,115

Increase in Security Deposits                    (5,922)

Stockholder payable expenditure decrease         (3,786)
        (notes 2 & 7)                             ______
Net Cash From Operations                          7,757


CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of stock to shareholders                     1,285

Additional paid in capital by shareholders       13,965

Increase in Loans from shareholders              10,321
                                              __________
Net Cash Provided By Financing Activities        25,571
                                              __________

NET INCREASE IN CASH AND CASH EQUIVALENTS        33,328

Cash and Cash Equivalents, Beginning of Period      321

Cash and Cash Equivalents, End of Period      $  33,649

                                                =======






               The accompanying notes are an integral part
                      of these financial statements

                       CALDERA CORPORATION
                     (a development Company)

                STATEMENT OF STOCKHOLDERS' EQUITY
                    THROUGH DECEMBER 31, 1995

                           Common Stock       Capital in
                     ______________________   Excess of    Accum.
                         Shares     Amount    Par Value   Deficit
                       ___________  ________ ___________  _______
BALANCE, Jan. 1, 1994   49,280,000  $24,640  $          $(24,640)

Recapitalization: par
value change from $.0005
to $.0025 and 5 for 1
reverse stock split
May 3,1994 (note 1)    (39,424,000)       -          -        -

Shares exchanged for cash
 May 1994 (notes 3 )      3,500,000    8,750        50        -
 October 1994                 3,000        8     2,992        -
 November 1994                2,000        5     1,995        -

Shares exchanged for
 acquisition of mining
 leases (notes 4,5 & 6)   2,750,000    6,875         -        -

Net loss for the period
ended December 31, 1994           -        -         -   (67,589)
                         ___________    _______  ________ _______
BALANCE
DECEMBER 31, 1994        16,111,000  $40,278  $  5,037  $(92,229)
                          =======================================

Shares exchanged for cash
 January 1995                 1,000        3       997        -
 February 1995               10,000       25     9,975        -
 March 1995                 500,000    1,250         -        -
 April 1995                   2,000        5     1,995        -
 May 1995  (note 3)           1,000        2       998        -

Net loss for the period
ended December 31,1995                                   (25,988)
                         __________  _________  _______   _______
BALANCE
December 31, 1995        16,625,000  $41,563  $ 19,002 $(118,217)
                         ==========  =======  ========  =========



           The accompanying notes are an integral part of these financial statements

                       CALDERA CORPORATION

                   Formerly, Sky Freight, Inc.
                  (A Development Stage Company)

         NOTES TO FINANCIAL STATEMENTS December 31, 1995

NOTE 1 - GENERAL ACCOUNTING POLICIES

Prior to the First day of February, 1986, the Company was engaged in the business of operating a cargo airline based in Miami, Florida. There were a total of 49,280,000 shares issued bearing the Sky Freight, Inc. name.

Due to illness of the Chief Executive Officer of the Company, Mr Eugene G Harris of Miami, Florida, the Company ceased doing business on or about February 1, 1986. At that time the Company liquidated its assets and paid all of its liabilities. The Company, then having no assets, no liabilities, and no business, became dormant.

On February 7, 1994 Eugene G Harris agreed to transfer control of the Company to an investor group. The new controlling stockholders took control on May 3, 1994 and provided the capital to initiate a reorganization program. During 1994 the primary activities of the Company involved obtaining office space and equipment, acquiring several mining leases, selling stock to officers, directors and private individuals to finance these activities and preparing legal and financial documents required by the reorganization and these operations. Legal and accounting expenses are normal expenses for these activities. The Company is in the development stage currently and its accounting policies will be governed by FAS No.7.

On May 3, 1994 the Company reverse split its common stock (five shares of the old stock became one share of the new common stock, par value of $0.0025). The Company then was recapitalized so that the number of authorized common shares was increased to Two Hundred Million (200,000,000) shares having a par value of $0.0025 each. The name of the Company was changed to Caldera Corporation.

ACCOUNTING FOR GOLD SALES REVENUE - Revenue from the sale of gold ore, if any is produced, will be recognized at the point of sale to the customer. The Company will also deliver the gold at that time and collect the cash. Therefore the Company will have no accounts receivable resulting from the sale of gold.

PROPERTY AND EQUIPMENT - The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The estimated useful lives of the office equipment is five years. Depreciation is computed on a straight-line basis for financial reporting purposes and on ACRS for income tax purposes.

MAINTENANCE AND REPAIRS - Maintenance and repairs are charged to operations when incurred. Improvement and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

VALUATION OF STOCK ISSUED IN NONCASH TRANSACTIONS - Stock issued in noncash transactions will be valued at current market value. If no current market value can be established through a recognized national stock market, assets acquired by issuance of stock will be valued at the par value of the stock issued. The Company's stock currently has no market value.#

CARRYING VALUE OF MINING PROPERTIES - All mining properties will be carried at cost. ##

PROVISION FOR TAXES - The Company has not made a profit to date and is in the development stage with no ascertainable time table for profitability, if ever, therefore no provisions have been made for taxes or loss carryover benefit under FAS 109 guidelines.

NOTE 2 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - at cost, less accumulated depreciation:

    Office equipment                         $5,045
    Less: Accumulated depreciation             (994)
                                             _______
        Total                                $4,051
                                             =======
The Company incurred $6,991 rental expense under non-cancelable operating leases during 1995. Future minimum lease payments related to the lease are as follows:

               1996                         $ 6,500

NOTE 3 - SALE OF STOCK FOR CASH

In March 1995, the Company sold 500,000 shares of authorized but unissued common stock for $ 1,250 to an officer and director of the Company.

In January through May 1995, the Company sold 14,000 shares of authorized but unissued common stock for $14,000 to private individuals.

NOTE 4 - SALES OF STOCK FOR MINING LEASES

On August 19, 1994 the Company acquired options on certain gold mining claims. The Company issued 2,500,000 shares of common stock to secure this option. The Company placed a Value of $1.00 per share on this stock (for discussion purposes only.) The cost of these leases is carried on the books of the company at the stock's par value, $0.0025. # The Company has issued the stock and paid certain rental fees in the amount of $41,560 required to exercise the options but the closings have been postponed by mutual agreement of the parties until April of 1996.

This property will be explored to determine if, and where, minerals mining may be proven to be warranted on the property. The Company therefore recorded the transaction at par value, the price at which shares had been sold to officers and directors of the Company. #

NOTE 5 - MINING LEASES ACQUISITIONS

In August 1994, the Company acquired options related to a group of mining leases in Chile from a private company. The Company issued 250,000 shares of common stock to secure this option.
The Company placed a Value of $1.00 per share on this stock (for discussion purposes only.) The cost of these leases is carried on the books of the company at the stock's par value, $0.0025. # The option grants the Company the right to prospect and test the Property for its mineral content and includes provisions for future precious mineral production if the option to purchase the property is exercised.

If the Company does not obtain sufficient financing within a specified time period, the agreement may be terminated by the private entities involved. The Company has not yet commenced exploration of these leases. Management intends to amortize the cost of the leases based upon initial reserve calculations and the related future production.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has also acquired options related to a group of mining leases in Alaska from a private company that is controlled by certain officers and directors of the Company. The Company issued 2,500,000 shares of common stock to secure this option. The Company placed a Value of $1.00 per share on this stock (for discussion purposes only.) The cost of these leases is carried on the books of the company at the stock's par value, $0.0025. # The Company has agreed to accomplish a mining feasibility study within 4 years, and to exercise the option to purchase the balance of the leases if production is feasible. If the Company does not obtain the sufficient financing within a specified time period, complete the said study, and exercise the option as agreed, the agreements may be terminated by the private company involved. The Company has not yet commenced prospecting of these leases. Management intends to amortize the cost of the leases based upon initial reserve calculations and the related future production.

NOTE 7 - STOCKHOLDER LOANS AND ADVANCES

At December 31, 1995, the Company owed $65,821 in demand notes at 9% from an affiliated company that is controlled by certain officers and directors of the Company and from certain officers and directors of the Company.

NOTE 8 - ALASKA MINING LEASE DISPUTE

AU International Inc. was issued 2,500,000 shares of stock for the option of a group of mining leases it held in Alaska. The Company then paid the State of Alaska $ 41,560 as mining claim lease expense. This is an annual rental fee which the State of Alaska contested as not having been made in a timely manner on December 21, 1994. Although the state of Alaska accepted the rental payment the State then determined that the Company had not filed its annual assessment affidavit correctly. The State asserted this constituted an abandonment of all of its claims. Based upon this the State returned the rental payment of $41,560.00 to the Company on December 4, 1995. This determination is being contested by the Company by way of an appeal through the appropriate court in Alaska. An unfavorable decision could result in the loss of the assets related to Alaska mining leases.

NOTE 9 - LEGAL PROCEEDINGS

The Company is currently litigating the State of Alaska's determination that the Company had not filed its annual assessment affidavit correctly. The State asserted this constituted an abandonment of all of its claims. This determination is being contested by the Company by way of an appeal to the appropriate court in Alaska. An unfavorable decision could result in the loss of the assets related to Alaska mining leases.

Although not currently in litigation; management believes that the current owners of the Beluga Mining Company feel that Caldera has defaulted on the provisions of an option agreement between the two companies by the failure to pay the rental fees of Seventy Thousand ($70,000) dollars to the State of Alaska for certain mining claims held by Beluga.

Management does not know of any other potential litigation involving the Company which may be filed in the future.

The Company has hired legal counsel to pursue its disputed Alaska
Mining Claims. Legal counsel at this time can not express an opinion as to the outcome of this litigation. Management believes it will prevail.